Mail Stop 3561

February 20, 2009

Richard Pietrykowski
President
Surface Coatings, Inc.
2010 Industrial Blvd., Suite 605
Rockwell, TX 75087

> **Re: Surface Coatings, Inc.**
> **Post-Effective Amendment No. 2 to Registration Statement on**
> **Form S-1**
> **Filed February 12, 2009**
> **File No. 333-145831**

Dear Mr. Pietrykowski:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1. We note that Note 8 to the Consolidated Financial Statements - Subsequent Events - in your Form 10-Q for the quarterly period ending September 30, 2008, states that you have already sold the revised minimum amount (100,000) of shares as of "January 7, 2008," though we presume you mean 2009, and that you have "broken escrow." Considering your prospectus states on page 10 that you do not have an escrow agreement or any other agreement with respect to the custody of the funds you raise in the offering, this statement is unclear. If you mean to state that you moved the funds from a separate non-interest bearing account to your bank account, please state this.

2. Please also tell us why you have not disclosed to security holders your receipt of the minimum purchase amount and your determination to transfer these funds to

you in this post-effective amendment and how you determined it was appropriate for you to access these funds considering you have not advised security holders of the reduction in your minimum offering amount via a prospectus contained in an effective registration statement. In this regard, we note your disclosure on page 11 stating that changes in the material terms of this offering, including changes to the minimum purchase amount, will terminate the original offer and subscribers would then be entitled to a refund. In your response, tell us why your failure to advise security holders of the change in the minimum purchase amount should not result in the termination of your offer such that subscribers shouldn't be entitled to a refund. In this regard, please consider appropriate risk factor disclosure.

Securities Being Offered, page 29

3. We note your response to comment two in our letter dated December 12, 2008. We continue to note that you have not consistently revised your prospectus to reflect the reduction of your offering amount. For example, on page 29 in the disclosure entitled "Securities Being Offered" you reference the minimum offering amount of 150,000 shares. Please review your entire prospectus and revise. Please also ensure that you consistently refer to July 5, 2009 as the close of your offering; for example, on page 10 you state that the offering will end on May 5, 2009.

***

As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: J. Hamilton McMenamy, Esq.